Exhibit 3.2

CERTIFICATE OF DESIGNATIONS, PREFERENCES AND RIGHTS OF

8% CUMULATIVE NONPARTICIPATING REDEEMABLE SERIES A PREFERRED STOCK

of

HARVEST OIL & GAS CORP.

Harvest Oil & Gas Corp. (the “Corporation”), a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the “General Corporation Law”), in accordance with the provisions of Section 103 and 151 thereof, does herby submit the following:

WHEREAS, the Amended and Restated Certificate of Incorporation authorizes the issuance of 10,000,000 shares of preferred stock, par value $0.01 per share, of the Corporation (the “Preferred Stock”), in one or more series, and, with respect to each such series, to establish and fix the number of shares constituting such series and the designation of such series, the voting powers (if any) of the shares of such series, the powers, preferences and relative, participating, optional or other special rights, if any, of such series and any qualifications, limitations or restrictions on the shares of such series. No shares of Preferred Stock have been issued by the Corporation prior to the date of this certificate of designations (this “Certificate of Designations”).

WHEREAS, in accordance with the provisions of Section 303 of the General Corporation Law, this Certificate of Designations has been filed pursuant to that certain Confirmation Order entered in the United States Bankruptcy Court for the District of Delaware on May 17, 2018 (the “Confirmation Order”). Such Confirmation Order provides for an issuance of a series of preferred stock by the Corporation as set forth in this Certificate of Designations and the Amended and Restated Certificate of Incorporation, and the terms of the series of Preferred Stock and the number of shares constituting such series is fixed as follows:

1.           Designation and Amount. The shares of such series shall be designated as “8% Cumulative Nonparticipating Redeemable Series A Preferred Stock”, with a par value of $0.01 per share (“Series A Preferred Stock”) and the number of shares constituting such series shall be 250,000. Each share of Series A Preferred Stock shall be identical in all respects to every other share of Series A Preferred Stock. At all times the Corporation will have sufficient shares authorized, and will take all actions necessary to authorize additional shares of Series A Preferred Stock, if required, in each case, to meet its obligations hereunder. No shares of Series A Preferred Stock may be issued by the Corporation after the Series A Original Issue Date except for shares of Series A Preferred Stock issued pursuant to the payment of PIK Dividends (as defined below) as set forth in Section 2.

2.           Dividends and Distributions.

(a)           Each Holder shall be entitled to receive, to the fullest extent permitted by law, mandatory and cumulative dividends payable semi-annually in arrears with respect to each dividend period ending on, and including, the last calendar day of each six-month period ending June 4 and December 4, respectively (each such period, a “Dividend Period” and each such date, a “Dividend Payment Date”), at a rate per share of Series A Preferred Stock equal to 8.0% per annum, payable upon the Liquidation Preference (equivalent to $0.80 per annum per share) (the “Series A Dividend Rate”). The record date for payment of semi-annual dividends on Series A Preferred Stock will be the 15th day of the calendar month of the applicable Dividend Payment Date, whether or not such date is a business day, and dividends shall only be payable to the Holders as such Holders appear on the stockholder records of the Corporation at the close of business on the related record date. The Series A Dividend Rate shall be calculated based on a 360-day year consisting of twelve 30-day months and shall accrue daily. Dividends contemplated by this paragraph (a) above shall be paid in kind as dividends of additional shares of Series A Preferred Stock (“PIK Dividends”), unless the Board of Directors of the Corporation (the “Board of Directors”) elects to pay such dividends in another form, as may be declared by the Board of Directors on or prior to each applicable Dividend Payment Date, for each Dividend Period on the applicable Dividend Payment Date using a price per share equal to the Liquidation Preference for purposes of both (i) calculating the dividend due each share of Series A Preferred Stock and (ii) valuing the PIK Dividends payable upon each share of Series A Preferred Stock. If and to the extent that the Corporation does not, for any reason, pay the entire dividend payable for a particular Dividend Period on the applicable Dividend Payment Date, such unpaid dividends shall accumulate in arrears and shall automatically be paid as PIK Dividends to the Holders, as of the record date for the applicable Dividend Payment Date, on the first date on which such PIK Dividends can be paid in accordance with applicable law. PIK Dividends shall be treated for all purposes as a single series with all other shares of Series A Preferred Stock, and shall have the same designations, rights, preferences, powers, restrictions and limitations as all other shares of Series A Preferred Stock, including, without limitation, with respect to the accrual and payment of dividends or distributions. Dividends shall accrue, with respect to each share of Series A Preferred Stock, until Series A Preferred Stock is redeemed in full in accordance with Section 6 or Section 7. If and to the extent that shares of Series A Preferred Stock shall be represented by a physical certificate, it shall not be necessary for the Corporation to issue additional physical certificates to represent any PIK Dividends, but the outstanding physical certificates may be deemed to represent all such PIK Dividends pro rata.

(b)           Subject to Section 2(a), not later than 5:00 p.m., New York City time, on each Series A Dividend Payment Date, the Corporation shall pay the dividends due each share of Series A Preferred Stock, as specified in Section 2(a), to the Holders, as such Holders’ names appear on the stockholder records of the Corporation on the record date.

3.           Voting Rights. In the event that the dividends due to each share of Series A Preferred Stock, as specified in Section 2(a), shall not have been paid for a period of two consecutive Dividend Periods (it being understood that payment of PIK Dividends shall not be a failure to pay such dividend), the Holders, as an independent class, shall be entitled to nominate and vote to appoint one (1) director to the Board of Directors. Except as set forth above, the Holders, in their capacity as Holders, shall have no right to vote on any matters on which holders of the Common Stock of the Corporation are entitled to vote and shall not be entitled to appoint any member to the Board of Directors of the Corporation. Notwithstanding anything to the contrary in this Certificate of Designations or the Amended and Restated Certificate of Incorporation, the Holders shall have no voting rights, except as set forth in this Section 3 and Section 10. For the avoidance of doubt, Series A Preferred Stock is a distinct class from the Common Stock of the Corporation.

4.           Liquidation, Winding Up or Dissolution.

(a)           Upon any liquidation (voluntary or otherwise), winding up or dissolution of the Corporation (collectively, the “Liquidation Events”), the Holders shall be entitled to receive out of the assets of the Corporation or proceeds thereof legally available for distribution to stockholders of the Corporation, (i) after satisfaction of all liabilities, if any, to creditors of the Corporation and (ii) before any applicable distribution of such assets or proceeds is made to or set aside for the holders of Common Stock and any other classes or series of any Equity Interests that rank junior to Series A Preferred Stock as to the payment of dividends and amounts payable upon a Liquidation Event (“Junior Equity”) then outstanding in respect of such Liquidation Event, a liquidating distribution or payment in full redemption of such Series A Preferred Stock in an amount equal to the Accrued Liquidation Preference.

(b)           In the event of any distribution or payment described in Section 4(a) above where the Corporation’s assets available for distribution to the Holders are insufficient to satisfy the Accrued Liquidation Preference, the Corporation’s then remaining assets or proceeds thereof legally available for distribution to shareholders of the Corporation shall be distributed among the Holders of outstanding Series A Preferred Stock ratably on the basis of their Accrued Liquidation Preference. To the extent that the Holders of Series A Preferred Stock receive a partial payment of their Accrued Liquidation Preference, such partial payment shall reduce the Accrued Liquidation Preference of their Series A Preferred Stock, but only to the extent of such amount paid.

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(c)           After payment of the Accrued Liquidation Preference to the Holders, the Corporation’s remaining assets and funds shall be distributed among the holders of the Common Stock and any other Junior Equity then outstanding according to their respective rights and preferences.

5.           Bankruptcy Event. Upon a voluntary bankruptcy filing by the Corporation, or an involuntary bankruptcy filing is made in respect of the Corporation that has not been dismissed within thirty (30) days, the Accrued Liquidation Preference shall become due and payable.

6.           Sale Transaction. Upon of the consummation of any Sale Transaction, each outstanding share of Series A Preferred Stock shall automatically, with no further action required to be taken by the Corporation or the holder thereof, be redeemed (unless otherwise prevented by applicable law), at a redemption price per share equal to the Accrued Liquidation Preference. Written notice of a redemption shall be delivered in person, mailed by certified mail, return receipt requested, mailed by overnight mail, mailed by electronic mail or sent by telecopier, not less than ten (10) days prior to the payment date stated therein, to each Holder at its address as recorded on the stockholder records of the Corporation. The Corporation shall make payment at the address of each Holder, as recorded in the stockholder records of the Corporation, of the Accrued Liquidation Preference, within seven (7) Business Days following the closing of the Sale Transaction or, for any amounts greater than one hundred thousand dollars ($100,000), if designated by the Holder by written notice to the Corporation received prior to the date of the closing of the Sale Transaction, by wire transfer to a specified account of the Holder.

7.           Optional Redemption.

(a)           After June 4, 2023, the Corporation shall have the right at any time and from time to time, subject to applicable law, to redeem, at its option, in whole or in part, Series A Preferred Stock at a price per share equal to the Accrued Liquidation Preference (an “Optional Corporation Redemption”), pro rata among the Holders. Any such Optional Corporation Redemption shall be effected from funds legally available for such purpose. The Corporation may undertake multiple partial Optional Corporation Redemptions. Any Optional Corporation Redemption shall occur on a date set by the Corporation (the “Redemption Date”).

(b)            No Holder shall be entitled to redeem, in whole or in part, any Series A Preferred Stock before June 4, 2039. After June 4, 2039, each Holder shall have the right at any time and from time to time, subject to applicable law, to redeem, at each such Holder’s option, in whole or in part, at a price per share equal to the Accrued Liquidation Preference, the shares of Series A Preferred Stock held by such Holder (an “Optional Holder Redemption”) upon written notice to the Corporation. Any such Optional Holder Redemption shall be effected from funds legally available for such purpose. Each Holder may undertake multiple partial Optional Holder Redemptions. The Corporation shall make payment at the address of each Holder, as recorded in the stockholder records of the Corporation, of the Accrued Liquidation Preference, within seven (7) Business Days following the receipt of a written notice asserting an Optional Holder Redemption or, for any amounts greater than one hundred thousand dollars ($100,000), if designated by the Holder in such Holder’s written notice to the Corporation, by wire transfer to a specified account of the Holder.

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(c)           The Corporation shall give notice of any Optional Corporate Redemption not less than ten (10) days and not more than sixty (60) days before the scheduled Redemption Date to the Holders at the address of such Holders indicated in the stockholder records of the Corporation and may be sent by email if the Holder has previously provided this information to the Corporation. Such notice shall state: (i) the Redemption Date, (ii) the number of shares of Series A Preferred Stock to be redeemed and, if less than all outstanding shares of Series A Preferred Stock are to be redeemed, the number of shares to be redeemed from such Holder, (iii) the Accrued Liquidation Preference and (iv) that dividends on Series A Preferred Stock to be redeemed shall cease to accumulate from and after such Redemption Date. The Corporation shall make payment at the address of each Holder, as recorded in the stockholder records of the Corporation, of the Accrued Liquidation Preference, within seven (7) Business Days following the Redemption Date or, for any amounts greater than one hundred thousand dollars ($100,000), if designated by the Holder by written notice to the Corporation received prior to the Redemption Date, by wire transfer to a specified account of the Holder.

(d)           If the Corporation elects to redeem less than all of the outstanding shares of Series A Preferred Stock pursuant to an Optional Corporation Redemption, the number of shares to be redeemed shall be determined by the Corporation, and such shares of Series A Preferred Stock shall be redeemed pro rata among participating Holders with adjustments to eliminate fractional shares. The Corporation shall make an offer in respect of any Optional Corporation Redemption to all Holders on an equal and ratable basis and redeem shares in any such Optional Corporation Redemption pro rata among any such Holders that participate in such Optional Corporation Redemption. The Accrued Liquidation Preference will be paid by the Corporation to Holders on the Redemption Date. The shares of Series A Preferred Stock not redeemed shall remain outstanding and entitled to all the rights and preferences provided in this Certificate of Designations (including the Corporation’s right, if it elects so, to redeem all or part of Series A Preferred Stock outstanding at a future date pursuant to a subsequent Optional Corporation Redemption at any relevant time in accordance with this Section 7).

(e)           For the avoidance of doubt, before June 4, 2020, neither the Corporation nor any Holder shall not be entitled to redeem, in whole or in part, Series A Preferred Stock for any reason whatsoever.

8.           Reacquired Shares.

(a)            Any offer for the redemption of shares of Series A Preferred Stock by the Corporation as provided herein under Section 6 or Section 7, and any offer to acquire or repurchase shares of Series A Preferred Stock in any other manner, shall be made on an equal and ratable basis to all Holders.

(b)           Any shares of Series A Preferred Stock redeemed or otherwise acquired by the Corporation in any manner whatsoever shall be retired and canceled promptly after the acquisition thereof. All such shares shall upon their cancellation become authorized but unissued shares of preferred stock and may be reissued as part of a new series of preferred stock to be created by resolution or resolutions of the Board of Directors, subject to the conditions and restrictions on issuance set forth herein.

9.           Ranking. Series A Preferred Stock, shall rank, with respect to payment of dividends and rights upon a Liquidation Event of the Corporation, senior to any other class or series of Equity Interests of the Corporation.

10.         Amendment. At any time when any shares of Series A Preferred Stock are outstanding, the Amended and Restated Certificate of Incorporation shall not be amended in any manner which would materially alter or change the powers, preferences or special rights of Series A Preferred Stock so as to affect them adversely without the affirmative consent of the Holders of a majority of the outstanding shares of Series A Preferred Stock, voting separately as a class, and this Certificate of Designations may only be amended from time to time upon the affirmative consent of the Holders of a majority of the outstanding shares of Series A Preferred Stock. For purposes of calculating a majority of Holders under this Section 10 consenting to any such amendment, the shares of Series A Preferred Stock actually held by any subsidiary or Affiliate of the Corporation shall be included as outstanding and entitled to vote along with all other Holders.

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11.         Fractional Shares. Series A Preferred Stock may be issued in fractions of a share to account for the payment of PIK Dividends.

12.         Conversion; Sinking Fund. Series A Preferred Stock shall not be convertible into Common Stock or any other securities of the Corporation and shall not have exchange rights or be entitled, or subject to, any preemptive or similar rights. Series A Preferred Stock shall not be subject to any sinking fund requirements.

13.          Mutilated or Missing Series A Preferred Stock Certificates; Ownership and Notices.

(a)           If physical certificates are issued for Series A Preferred Stock and if any of such Series A Preferred Stock certificates shall be mutilated, lost, stolen or destroyed, the Corporation shall issue, at the Holder’s expense, in exchange and in substitution for and upon cancellation of the mutilated Series A Preferred Stock certificate, or in lieu of and substitution for Series A Preferred Stock certificate lost, stolen or destroyed, a new Series A Preferred Stock certificate of like tenor and representing an equivalent amount of shares of Series A Preferred Stock, but only upon receipt of evidence of such loss, theft or destruction of such Series A Preferred Stock certificate and indemnity and/or a bond, if requested, satisfactory to the Corporation.

(b)           Prior to due presentment for registration of transfer of any shares of Series A Preferred Stock, the Corporation may deem and treat the person in whose name such shares of Series A Preferred Stock are registered as the absolute owner of such Series A Preferred Stock, and the Corporation shall not be effected by notice to the contrary. All notices and communications to be given to the Holders and all payments to be made to Holders under, upon, or related to Series A Preferred Stock shall be given or made only to the Holders.

14.         Other Rights. Shares of Series A Preferred Stock shall not have any voting powers, preferences or relative, participating, optional or other special rights, or qualifications, limitations or restrictions thereof, other than as set forth in this Certificate of Designations, the Amended and Restated Certificate of Incorporation, the Amended and Restated Bylaws of the Corporation or as provided by applicable law.

15.         Transfer. No shares of Series A Preferred Stock may be transferred by any Holder thereof except to an Affiliate of such Holder.

16.         Taxes. All payments and distributions (or deemed distributions) on the shares of Series A Preferred Stock (including the payment of PIK Dividends) shall be subject to withholding and backup withholding of tax (including the withholding of shares of Series A Preferred Stock in kind) to the extent required by law, and such amounts withheld, if any, shall be treated as received by the holders of Series A Preferred Stock. The Corporation shall pay any and all stock transfer and documentary stamp taxes that may be payable in respect of any issuance or delivery of shares of Series A Preferred Stock pursuant hereto or certificates representing such shares or securities, if any. The Corporation shall not, however, be required to pay any such tax that may be payable in respect of any transfer involved in the issuance or delivery of shares of Series A Preferred Stock or other securities in a name other than that in which the shares of Series A Preferred Stock with respect to which such shares or other securities are issued or delivered were registered, and the Corporation shall not be required to make any such issuance or delivery unless and until the person otherwise entitled to such issuance or delivery has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid or is not payable.

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17.         Certain Definitions.

“Accrued Dividends” shall mean, with respect to any share(s) of Series A Preferred Stock, as of any date, the aggregate accrued and unpaid cash dividends on such share(s) from, and including, the Series A Original Issue Date, which dividends shall accumulate on a daily basis, calculated on the basis of actual days elapsed in a year of 360 days.

“Accrued Liquidation Preference” means an amount equal to the Liquidation Preference plus any Accrued Dividends.

“Affiliate” means, with respect to any person, another person that directly, or indirectly through one or more intermediaries, controls or is controlled by or is under common control with the person specified. For purposes of this definition, “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a person, whether through the ability to exercise voting power, by contract or otherwise.

“Amended and Restated Certificate of Incorporation” means the Amended and Restated Certificate of Incorporation of the Corporation, as they may be amended from time to time in a manner consistent with this Certificate of Designations, and shall include this Certificate of Designations.

“Board of Directors” means the board of directors of the Corporation.

“Business Day” means a day that is not a Saturday, a Sunday or other day on which banks in New York City are authorized or required to close.

“Common Stock” means the common stock of the Corporation, par value $0.01 per share, and any other outstanding class of common stock of the Corporation.

“Equity Interests” of any person means:

(a)           any and all shares and other equity interests (including common stock, preferred stock, limited liability company interests and partnership interests) in such person; and

(b)           all rights to purchase, warrants or options or convertible debt (whether or not currently exercisable), participations or other equivalents of or interests in (however designated) such shares or other interests in such person.

“Holder” means a holder of record of a share of Series A Preferred Stock.

“Liquidation Preference” means $10.00 per share of Series A Preferred Stock.

“Non-Surviving Transaction” means any merger of another entity into the Corporation in which the previously outstanding shares of Common Stock shall be cancelled, reclassified or converted or changed into or exchanged for securities of the Corporation or other property (including cash) or any combination of the foregoing.

“Series A Original Issue Date” means June 4, 2018.

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“Sale Transaction” means (1) a merger of the Corporation into, a direct or indirect sale of all of the Corporation’s equity to, or a consolidation of the Corporation with, any other entity in which the previously outstanding shares of Common Stock shall be (either directly or upon subsequent liquidation) cancelled, reclassified or converted or changed into or exchanged for securities or other property (including cash) or any combination of the foregoing, or a sale of all or substantially all of the assets of the Corporation and its subsidiaries (taken as a whole), or (2) a Non-Surviving Transaction; provided, however, a Non-Surviving Transaction, in which all of the property received upon such Non-Surviving Transaction by each holder of shares of Common Stock consists solely of securities and cash in lieu of fractional shares and the holders of the shares of Common Stock immediately prior to such Non-Surviving Transaction are the only holders of the equity securities of the surviving person immediately after the consummation of such Non-Surviving Transaction, shall not be deemed a “Sale Transaction.”

“Voting Stock” of any person as of any date means the Equity Interests of such person that are at the time entitled to vote in the election of some or all of the members of the Board of Directors of such person.

[Signature page follows]

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IN WITNESS WHEREOF, the Corporation has caused this Certificate of Designations of Series A Preferred Stock of Harvest Oil & Gas Corp. to be signed by its duly authorized Chief Executive Officer and Secretary.

Dated: June 4, 2018

HARVEST OIL & GAS CORP.

By:	/s/ Michael E. Mercer
Name:	Michael E. Mercer
Title:	President and Chief Executive Officer

By:	/s/ Nicholas P. Bobrowski
Name:	Nicholas P. Bobrowski
Title:	Vice President, Chief Financial Officer and Secretary

[Signature Page to Certificate of Designations]